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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Build-A-Bear Workshop, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
120076 10 4

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	120076 10 4	SCHEDULE 13G	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barney A. Ebsworth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,573

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,283,762

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,753

WITH	8	SHARED DISPOSITIVE POWER

		1,283,762

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,288,335

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	120076 10 4	SCHEDULE 13G	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Barney A. Ebsworth Living Trust dated July 23, 1986

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,283,762

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,283,762

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,283,762

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Trust)

Item 1(a).	Name of Issuer:

Build-A-Bear Workshop, Inc.

Item 1(b).	Address of Principal Executive Offices of Issuer:

1954 Innerbelt Business Center Drive St. Louis, MO 63114

Item 2(a).	Name of Person(s) Filing:

Barney A. Ebsworth

The Barney A. Ebsworth Living Trust dated July 23, 1986 (the “Ebsworth Trust”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4053 Hunts Point Road Hunts Point, WA 98904

Item 2(c).	Citizenship:

Barney A. Ebsworth: United States

The Ebsworth Trust : United States

Item 2(d).	Title of Class of Securities:

Common Stock of Build-A-Bear Workshop, Inc.

Item 2(e).	CUSIP Number:

120076 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
          Not applicable.

Item 4.	Ownership.
(a)	The Ebsworth Trust is the beneficial owner of 1,283,762 shares of the Issuer’s common stock; as trustee of the Ebsworth Trust, Mr. Ebsworth may also be deemed to be the beneficial owner of such shares. Mr. Ebsworth is the beneficial owner of an aggregate of 1,288,335 shares of the Issuer’s common stock consisting of 4,573 shares held in his name and the 1,283,762 shares held by the Ebsworth Trust.

(b)	The following percentage interest calculations for each of the Reporting Persons are based on the Issuer having 19,354,391 shares of common stock outstanding as of October 31, 2008, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008:

Barney A. Ebsworth 6.7%

The Ebsworth Trust 6.6%

(c)	Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:

Barney A. Ebsworth 4,573

The Ebsworth Trust 0

(ii) Shared power to vote or to direct the vote:

Barney A. Ebsworth 1,283,762

The Ebsworth Trust 1,283,762

(iii) Sole power to dispose or to direct the disposition of:

Barney A. Ebsworth 4,573

The Ebsworth Trust 0

(iv) Shared power to dispose or to direct the disposition of:

Barney A. Ebsworth 1,283,762

The Ebsworth Trust 1,283,762

Item 5.	Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certifications.
     Not applicable.

Exhibit	Document Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE
          After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2009

THE BARNEY A. EBSWORTH LIVING TRUST DATED JULY 23, 1986

By:	/s/ Barney A. Ebsworth Barney A. Ebsworth, Trustee

BARNEY A. EBSWORTH

/s/ Barney A. Ebsworth

Barney A. Ebsworth

EXHIBIT 99.1
          Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.
Date: February 11, 2009

THE BARNEY A. EBSWORTH LIVING TRUST DATED JULY 23, 1986

By:	/s/ Barney A. Ebsworth Barney A. Ebsworth, Trustee

BARNEY A. EBSWORTH

/s/ Barney A. Ebsworth

Barney A. Ebsworth